NO ACT

PE 1-13-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005117

DIVISION OF
CORPORATION FINANCE

February 17, 2015

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-17-15

Re: Illumina, Inc.
Incoming letter dated January 13, 2015

Dear Mr. Gumbs:

This is in response to your letters dated January 13, 2015, January 23, 2015 and February 9, 2015 concerning the shareholder proposal submitted to Illumina by James McRitchie. We also have received letters on the proponent's behalf dated January 14, 2015, January 27, 2015, February 1, 2015 and February 9, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

February 17, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Illumina, Inc.
Incoming letter dated January 13, 2015

The proposal relates to director elections.

There appears to be some basis for your view that Illumina may exclude the proposal under rule 14a-8(f). We note your representation that Illumina requested, but did not receive, documentary support indicating that the proponent had satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). We also note your representation that the facsimile number used for delivery was not a facsimile number at Illumina's principal executive offices. Accordingly, we will not recommend enforcement action to the Commission if Illumina omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

February 9, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Illumina Inc. (ILMN)
Elect Each Director Annually
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 13, 2015 company request concerning this rule 14a-8 proposal.

This proposal was also sent to two company employees per the below email:

------ Forwarded Message
From: ***FISMA & OMB MEMORANDUM M-07-16***
Date: Fri, 05 Dec 2014 21:55:22 -0800
To: "Charles E. Dadswell" <cdadswell@illumina.com>
Cc: Rebecca Chambers <rchambers@illumina.com>
Conversation: Rule 14a-8 Proposal (ILMN)``
Subject: Rule 14a-8 Proposal (ILMN)``

Mr. Dadswell,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Charles E. Dadswell <cdadswell@illumina.com>

FISMA & OMB MEMORANDUM M-07-16

Mr. Charles E. Dadswell
Secretary
Illumina Inc. (ILMN)
5200 Illumina Way
San Diego, CA 92122
PH: 858-202-4500
FX: 858-202-4766

Dear Corporate Secretary,

I am pleased to be a shareholder in Illumina Inc. (ILMN) and appreciate the leadership our company has shown. However, I also believe Illumina has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB MEMORANDUM M-07-16*** ***FISMA & OMB MEMORANDUM M-07-16*** ***FISMA & OMB MEMORANDUM M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16

Sincerely,



James McRitchie

November 17, 2014
Date

cc: John Chevedden

[ILMN: Rule 14a-8 Proposal, December 5, 2014]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to protect enhance value:

Elect Each Director Annually – Proposal 4

Notes:
James McRitchie, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***

COVINGTON

BEIJING BRUSSELS LONDON NEW YORK
SAN DIEGO SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Keir D. Gumbs

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 5500
kgumbs@cov.com

February 9, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Stockholder Proposal to Illumina, Inc.

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Illumina, Inc., a Delaware corporation (the "*Company*"), to respond to the February 1, 2015, letter (the "*February 1 Letter*") submitted by John Chevedden (the "*Proponent's Agent*" or "*Agent*"), with respect to my letter dated January 23, 2015 (the "*Supplemental Letter*"), pursuant to which I requested, on behalf of the Company, that the Staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "*Proposal*") submitted by James McRitchie (the "*Proponent*") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of shareholders. This letter further supplements the Supplemental Letter. In accordance with Rule 14a-8(j), a copy of this letter is also being emailed to the Proponent's Agent.

As noted in the Supplemental Letter, the facsimile number used by the Proponent - 858-202-4766 - is not a facsimile number in the Company's principal executive offices - it is a customer service facsimile number that was not included in the Company's 2014 proxy materials or in the notice of deficiencies sent to the Proponent. Consequently, as is also noted in the Supplemental Letter, the Proponent's use of this number resulted in the Proponent's failure to provide the Company with proof of ownership within the 14-day period prescribed by Rule 14a-8(f). *See e.g.*, *eBay Inc.* (February 4, 2013) ("There appears to be some basis for your view that eBay may exclude the proposal under rule 14a-8(f). We note your representation that eBay requested, but did not receive, documentary support indicating that the proponent had satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). We also note your representation that the facsimile number used for delivery was not a facsimile number at eBay's principal executive offices."); *O'Reilly Automotive, Inc.* (February 14, 2012) (granting no-action relief under Rule 14a-8(b) where Mr. Chevedden sent materials using a fax number that was associated with the company's accounts receivable department); *Yahoo! Inc.* (March 24, 2011) (granting no-action relief under Rule 14a-8(b) where Mr. Chevedden sent documentation regarding proof of ownership to the e-mail address of an investor relations manager rather than the corporate secretary).

The February 1 Letter attempts to distract from these issues by noting that the Staff in the SEC's Division of Corporation Finance had previously sent a comment letter to the Company through the same facsimile number. While it is true that the Staff had previously erroneously used that facsimile number to send the Company a comment letter, the Company did not receive that facsimile at its principal executive offices when it was sent. Instead, the Company did not become aware of the comment letter until the Company received the comment letter in the mail. Once it became aware of the error, the Company contacted the Staff and advised them that they had used the wrong facsimile number and provided the Staff with an alternative fax number at the Company's principal executive offices. The Company has not received any subsequent communications from the SEC at the facsimile number used by the Proponent. While we doubt that the Proponent obtained the facsimile number from a review of the Company's prior comment letters, even if the Proponent had done so, it would not justify the Proponent's use of that number to provide the Company with proof of ownership. As the SEC has made clear, it is the Proponent's responsibility to ensure that "he or she has obtained the correct facsimile number for making such submissions." Staff Legal Bulletin 14C (June 28, 2005). Further, "if the shareholder proponent obtains the company's facsimile number from a third-party website, and the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal *or response* in a timely manner (emphasis added)." *Id*; *see also Alcoa Inc.* (January 12, 2009) ("We note in particular your representation that Alcoa received the proposal after this deadline, that the facsimile number used for delivery is not a facsimile number at Alcoa's principal executive offices, and that the e-mail address used for delivery is an e-mail address for Alcoa's Investor Relations department.").

Here, the facsimile number that the Proponent's Agent used was not included in any Company communication as an acceptable method for shareholders to communicate with the Company regarding shareholder proposal matters. Rather, the Proponent's Agent chose a facsimile number without first confirming such number with the Company as indicated in SLB 14C. Because the facsimile number used by the Proponent's Agent was not provided to the Proponent by the Company at all, let alone for use in connection with Rule 14a-8 shareholder proposals, and because it was not a facsimile number directed to the Company's principal executive officers, the Company did not timely receive the December 16 proof of ownership. Accordingly, consistent with Rule 14a-8(f)(1) and the no-action letters cited above, the Company respectfully submits that exclusion of the Proposal from its 2015 proxy materials is proper pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based on the foregoing facts and analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

* * * * *

The Company anticipates that the 2015 Proxy Materials will be finalized for distribution in the first week of April. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by the first week of April.

If the Staff disagrees with the Company's view that it can omit the Proposal, the Company requests the opportunity to confer with the Staff prior to the final determination of the Staff's position. If the Staff has any questions regarding this request or requires additional information, please contact me at (202) 662-5500, or in my absence, Reid S. Hooper, at (202) 662-5984.

Very truly yours,



Keir D. Gumbs

cc: Scott M. Davies
Sr. Director, Legal - Corporate and Commercial

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

February 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Illumina Inc. (ILMN)
Elect Each Director Annually
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 13, 2015 company request concerning this rule 14a-8 proposal.

The fax number of 858-202-4766 was used by the Division of Corporation Finance in communicating with the company per the evidence attached.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Charles E. Dadswell <cdadswell@illumina.com>



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Via U.S. Mail and Fax (858) 202-4766

Jay T. Flatley
President, Chief Executive Officer and Director
Illumina, Inc.
9885 Towne Centre Drive,
San Diego, CA 92121

Re: Illumina, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2011
Filed February 28, 2011
File No. 000-30361

Dear Mr. Flatley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

January 2, 2011 Form 10-K

Item1. Business, page 4

Marketing and Distribution, page 14

1. We noted disclosures in this section that in certain markets within Europe, the Asia-Pacific region, Latin America, the Middle East, and South Africa you sell your products and provide services to customers through distributors that specialize in life science products. Please revise future filings to clearly disclose any significant and/or unique terms of your sales transactions with distributors as well as any material revenue recognition issues related to such sales transactions. Details should be provided in your revenue recognition policy disclosures to the extent that your revenue recognition policy

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

January 27, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Illumina Inc. (ILMN)
Elect Each Director Annually
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 13, 2015 company request concerning this rule 14a-8 proposal.

The company January 23, 2015 letter does not contest the fact that the verification of ownership was faxed to the company fax number of 858-202-4766.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Charles E. Dadswell <cdadswell@illumina.com>



ILMN

Post-it® Fax Note 7671	Date 12-16-14	# of pages ▸
To Charles Dadswell	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB MEMORANDUM M-07-16*	
Fax # 858-202-4766	Fax #	

12/16/2014

James McRitchie & Myra K Young

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade Account Ending ***FISMA & OMB MEMORANDUM M-07-16***

Dear James McRitchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and his wife Myra K. Young held, and had held continuously for at least thirteen months, 40 shares of Illumina Inc (ILMN) common stock in Mr. McRitchie's account ending in ***FISMA & OMB MEMORANDUM M-07-16*** at TD Ameritrade. The DTC clearinghouse number fro TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephanie Schwinck

Stephanie Schwinck
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

COVINGTON

BEIJING BRUSSELS LONDON NEW YORK
SAN DIEGO SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Keir D. Gumbs

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 5500
kgumbs@cov.com

January 23, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Stockholder Proposal to Illumina, Inc.

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Illumina, Inc., a Delaware corporation (the "*Company*"), to respond to the January 14, 2015, letter (the "*January 14 Letter*") submitted by John Chevedden (the "*Proponent's Agent*" or "*Agent*"), with respect to my letter dated January 13, 2015 (the "*Original Request*"), pursuant to which I requested, on behalf of the Company, that the Staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "*Proposal*") submitted by James McRitchie (the "*Proponent*") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of shareholders. This letter supplements the Original Request. In accordance with Rule 14a-8(j), a copy of this letter is also being emailed to the Proponent's Agent.

As noted in the Original Request, on December 9, 2014, which was within 14 calendar days of the Company's receipt of the Proposal, the Company delivered a letter to the Proponent and his Agent, requesting that they provide the Company with information to prove that the Proponent satisfied the minimum ownership requirements imposed by Rule 14a-8(b) as of the date that the Proposal was submitted (the "*Deficiency Notice*"). The Deficiency Notice not only requested a response within 14 days of the date that the Company sent the Deficiency Notice, but it also specified *how* the Proponent and his Agent should respond, noting that "Please send any correspondence to Charles Dadswell (Corporate Secretary) at cdadswell@illumina.com" (which was the communication channel utilized by the Proponent in submitting the Original Request). The Proponent and his Agent failed to do so. In fact, the Company never received any response from the Proponent or his Agent at the email address specified by the Deficiency Notice. Nor did the Proponent and his Agent send proof of ownership by mail or to the facsimile number that was included in the Deficiency Notice. It was because of the utter lack of a response through the channel specified in the Deficiency Notice or through any other predictable channel of communication that the Company was surprised by the January 14 Letter, which indicated that the Proponent's Agent had sent the Company proof of ownership on December 16 by fax to 858-202-4766.

The use of 858-202-4766 by the Proponent's Agent to send proof of ownership is perplexing. This number is a customer service facsimile number that was not included in the Company's 2014 proxy materials or in the Deficiency Notice. It is a facsimile number that is used to receive purchase orders and credit card payment details for Company products. This fax would have appeared as a mistake -- it only had a notation on a post-it note at the top that it was addressed to Charles Dadswell (without a title) -- and most of the Company's customer service order processors would not know the person to whom it was directed or the subject matter to which it related. Further, it is a number that is not tied to a physical fax machine. Instead, faxes that come into this number are routed to the Company's fax server. The fax server takes the call, images the fax and sends it to the email server where it is distributed to the Company's Customer Service department as an image in an email.

As the Proponent's Agent, a sophisticated Rule 14a-8 shareholder proponent, should be aware, the Staff indicated in Staff Legal Bulletin 14C (June 28, 2005) ("*SLB 14C*") that it is a proponent's responsibility to ensure that any facsimile number used is the correct facsimile number for shareholder proposals and that a proponent bears the risk if a facsimile number not provided by the Company is used:

> "...if a shareholder proponent transmits [a proposal] by facsimile, the shareholder [*8] proponent should ensure that he or she has obtained the correct facsimile number for making such submissions. For example, if the shareholder proponent obtains the company's facsimile number from a third-party website, and the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner... In those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, we encourage shareholder proponents to contact the company to obtain the correct facsimile number for submitting proposals and responses to notices to defects."

Furthermore, the Staff has consistently recognized that sending a facsimile to an incorrect department at a company's offices does not constitute proper delivery of a shareholder proposal-related communication. *See Alcoa Inc.* (January 12, 2009) ("We note in particular your representation that Alcoa received the proposal after this deadline, that the facsimile number used for delivery is not a facsimile number at Alcoa's principal executive offices, and that the e-mail address used for delivery is an e-mail address for Alcoa's Investor Relations department."); *see also Altria Group, Inc.* (April 2, 2010) (granting no-action relief under Rule 14a-8 where Mr. Chevedden sent materials to an "inactive e-mail address of the company's former corporate secretary"); *DTE Energy Company* (March 24, 2008) (granting no-action relief under Rule 14a-8 where Mr. Chevedden sent materials using a fax number that was "not a facsimile number at DTE's principal executive offices"); *The Dow Chemical Company* (February 23, 2009) ("There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(e)(2) because Dow received it after the deadline for submitting proposals. We note in particular your representation that Dow did not receive the proposal at its principal executive offices before this deadline and that the facsimile number used for delivery is not a facsimile number at Dow's principal executive offices"); *Xerox Corporation* (May 2, 2005) ("There appears to be some basis for your view that Xerox may exclude the proposal under rule 14a-8(e)(2) because Xerox did not receive the proposal before the deadline for submitting proposals. We note in particular your representation that the transmission number at issue corresponds with a facsimile machine in Xerox's treasury department."); and *Texas Instruments Incorporated* (April 19, 2005) ("There appears to be some basis for your view that Texas Instruments may exclude the proposal under rule 14a-8(e)(2) because Texas Instruments did not receive the proposal before the deadline for submitting proposals. We note in particular your representation that Texas Instruments did not receive the proposal at its 'principal executive offices' before this deadline.").

In fact, the SEC has taken this position under Rule 14a-8(b) in circumstances that are similar to the present facts. *See e.g., eBay Inc.* (February 4, 2013) ("There appears to be some basis for your view that eBay may exclude the proposal under rule 14a-8(f). We note your representation that eBay requested, but did not receive, documentary support indicating that the proponent had satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). We also note your representation that the facsimile number used for delivery was not a facsimile number at eBay's principal executive offices."); *O'Reilly Automotive, Inc.* (February 14, 2012) (granting no-action relief under Rule 14a-8(b) where Mr. Chevedden sent materials using a fax number that was associated with the company's accounts receivable department); *Yahoo! Inc.* (March 24, 2011) (granting no-action relief under Rule 14a-8(b) where Mr. Chevedden sent documentation regarding proof of ownership to the e-mail address of an investor relations manager rather than the corporate secretary).

Like the foregoing no-action letters, the facsimile number that the Proponent's Agent used was not included in any Company communication as an acceptable method for shareholders to communicate with the Company regarding shareholder proposal matters. Rather, the Proponent's Agent chose a facsimile number without first confirming such number with the Company as indicated in SLB 14C. Because the facsimile number used by the Proponent's Agent was not provided to the Proponent by the Company at all, let alone for use in connection with Rule 14a-8 shareholder proposals, and because it was not a facsimile number directed to the correct department at the Company, the Company's corporate secretary did not receive the December 16 proof of ownership. Accordingly, consistent with Rule 14a-8(f)(1) and the no-action letters cited above, the Company respectfully submits that exclusion of the Proposal from its 2015 proxy materials is proper pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based on the foregoing facts and analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

* * * * *

The Company anticipates that the 2015 Proxy Materials will be finalized for distribution in the first week of April. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by the first week of April.

If the Staff disagrees with the Company's view that it can omit the Proposal, the Company requests the opportunity to confer with the Staff prior to the final determination of the Staff's position. If the Staff has any questions regarding this request or requires additional information, please contact me at (202) 662-5500, or in my absence, Reid S. Hooper, at (202) 662-5984.

Very truly yours,



Keir D. Gumbs

cc: Scott M. Davies
Sr. Director, Legal - Corporate and Commercial

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Illumina Inc. (ILMN)
Elect Each director Annually
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 13, 2015 company request concerning this rule 14a-8 proposal.

Attached is the verification of stock ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Charles E. Dadswell <cdadswell@illumina.com>

 Ameritrade

ILMN

Post-it® Fax Note 7671	Date 12-16-14	# of pages ▶
To Charles Dadswell	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB MEMORANDUM M-07-16***	
Fax # 858-202-4766	Fax #	

12/16/2014

James McRitchie & Myra K Young

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade Account Ending ***FISMA & OMB MEMORANDUM M-07-16***

Dear James McRitchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and his wife Myra K. Young held, and had held continuously for at least thirteen months, 40 shares of Illumina Inc (ILMN) common stock in Mr. McRitchie's account ending ***FISMA & OMB MEMORANDUM M-07-16*** TD Ameritrade. The DTC clearinghouse number fro TD Ameritrade is 0188.

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Sincerely,

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Stephanie Schwinck
Resource Specialist
TD Ameritrade

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TDA 5380 L 09/13

COVINGTON

BEIJING BRUSSELS LONDON NEW YORK
SAN DIEGO SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 6000

January 13, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Stockholder Proposal to Illumina, Inc.

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Illumina, Inc., a Delaware corporation (the "*Company*"), to request confirmation from the staff of the Division of Corporation Finance (the "*Staff*") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "*Commission*") if the Company excludes the shareholder proposal described herein (the "*Proposal*") submitted by James McRitchie (the "*Proponent*") from the proxy materials for its 2015 Annual Meeting of Stockholders (the "*2015 Annual Meeting*"). For the reasons set forth below, the Company intends to exclude the Proposal from its proxy materials for the 2015 Annual Meeting in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1) under the Securities Exchange Act of 1934. A copy of the Proposal, which requests that the Company declassify its board of directors, and the cover letter to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and the exhibits thereto to the Proponent as notice of the Company's intent to omit the proposal from its 2015 proxy materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the Company's proxy materials for the 2015 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide any proof that the Proponent satisfies the minimum ownership requirements of Rule 14a-8 notwithstanding the Company's timely and proper request for that information.

BACKGROUND

On December 5, 2014, the Company received, via email, a letter from the Proponent, dated November 17, 2014, requesting that the Company include the Proposal in its 2015 proxy materials. Although the cover letter to the Proposal stated that the Proponent had satisfied "all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year," the Proponent did not attach any proof of his ownership of the Company's voting securities to the Proposal.

The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any of its voting securities as of the date of submission of the Proposal. Consequently, the Company sought verification from the Proponent of his eligibility to submit the Proposal. On December 9, 2014, which was within 14 calendar days of the Company's receipt of the Proposal, the Company delivered a letter to the Proponent, requesting that he provide the Company with information to prove that he satisfied the minimum ownership requirements imposed by Rule 14a-8(b) as of the date that he submitted the Proposal (the "*Deficiency Notice*"). A copy of the Deficiency Notice is attached hereto as Exhibit B, and a copy of the email sent by the Company is attached hereto as Exhibit C.[1] Specifically, the Deficiency Notice stated that the Company had been unable to conclude that the Proponent met the minimum ownership requirements of Rule 14a-8(b) at the time of submission of the Proposal and that the "purpose of this notice [was] to bring these deficiencies to [his] attention and to provide . . . an opportunity to correct them." The Deficiency Notice informed the Proponent that "failure to correct these deficiencies within 14 days following [his] receipt of [the] letter [would] entitle the Company to exclude the Proposal from its proxy materials for the Annual Meeting." The Deficiency Notice further stated as follows:

> As explained in Rule 14a-8(b), proof [of ownership] may be in the form of:
>
> - a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held the shares for at least one year. An account statement from your broker or bank will not satisfy this requirement.
>
> - if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and (ii) a written statement that you have

[1] Also on December 9, 2014, the Company sent a copy of the Deficiency Notice to the Proponent by certified mail. A copy of the return receipt for this mailing, dated December 16, 2014, is attached as Exhibit D.

continuously held the required number of shares for the one-year period as of the date of the statement.

The Company did not receive an error message or other automated response indicating that the email it had sent to the Proponent was not received when sent. To date, however, the Proponent has not replied to the Deficiency Notice.

ANALYSIS

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) requires that the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." According to the Company's records, the Proponent is not a record holder of the Company's voting securities. For this reason, the Proponent bears the burden of proving eligibility to submit the Proposal using one of the two methods set forth in Rule 14a-8(b)(2).

Where a proponent fails to provide proof of ownership at the time he submits the proposal, the company must notify the proponent in writing of the procedural deficiency within 14 calendar days of receiving the proposal. A proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. Here, despite stating in the cover letter to the Proposal that "all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year" had been satisfied, the Proponent has provided no proof of his ownership of the Company's voting securities. The Staff has consistently held that Rule 14a-8(f) is to be read strictly and, on numerous occasions, has granted no-action relief where a proponent failed to respond to a company's request for documentary support indicating that the proponent satisfied the ownership requirements under Rule 14a-8(b). See, e.g., *Hawaiian Electric Industries, Inc.* (Jan. 12, 2011); *E. I. du Pont de Nemours and Company* (Feb. 1, 2010); *KeyCorp* (Jan. 9, 2009); *Eli Lilly and Company* (Dec. 31, 2008); *General Electric Company* (Dec. 31, 2008); *Qwest Communications International Inc.* (Feb. 28, 2008); *General Motors Corporation* (Feb. 19, 2008); *Occidental Petroleum Corporation* (Nov. 21, 2007); *Torotel, Inc.* (Aug. 29, 2007); *Dell Inc.* (Apr. 2, 2007); *International Paper Company* (Feb. 28, 2007); and *H. J. Heinz Company* (May 23, 2006).

Here, within 14 days of its receipt of the Proposal, the Company electronically delivered the Deficiency Notice to the Proponent, and it did not receive any error message or other automated response indicating that the email containing the Deficiency Notice was not received when sent. The Proponent, however, failed to provide the Company with any evidence of his ownership of any of the Company's voting securities within 14 calendar days after receipt of such notice by email.[2] Accordingly, consistent with Rule 14a-8(f)(1) and the Staff's long line of no-action letters, the Company respectfully submits that exclusion of the Proposal from its 2015 proxy materials is proper pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

---

[2] Indeed, as of the date of this letter, the Company still has received no reply to the Deficiency Notice.

CONCLUSION

Based on the foregoing facts and analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

* * * * *

The Company anticipates that the 2015 Proxy Materials will be finalized for distribution in the first week of April. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by the first week of April.

If the Staff disagrees with the Company's view that it can omit the Proposal, the Company requests the opportunity to confer with the Staff prior to the final determination of the Staff's position. If the Staff has any questions regarding this request or requires additional information, please contact me at (202) 662-5500, or in my absence, Reid S. Hooper, at (202) 662-5984.

Very truly yours,



Keir D. Gumbs

cc: Scott M. Davies
Sr. Director, Legal - Corporate and Commercial

Exhibit A

Cover Letter and Proposal

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Charles E. Dadswell
Secretary
Illumina Inc. (ILMN)
5200 Illumina Way
San Diego, CA 92122
PH: 858-202-4500
FX: 858-202-4766

Dear Corporate Secretary,

I am pleased to be a shareholder in Illumina Inc. (ILMN) and appreciate the leadership our company has shown. However, I also believe Illumina has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** o facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie

November 17, 2014

Date

cc: John Chevedden

[ILMN: Rule 14a-8 Proposal, December 5, 2014]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to protect enhance value:

Elect Each Director Annually – Proposal 4

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Deficiency Notice



Illumina, Inc.
5200 Illumina Way
San Diego, CA 92122
tel 858.202.4500
fax 858.202.4545
www.illumina.com

December 9, 2014

BY COURIER AND ELECTRONIC MAIL

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notification of Deficiency under Rule 14a-8

Dear Messrs. McRitchie and Chevedden:

On December 5, 2014, we received via e-mail, a letter from you, dated November 17, 2014, requesting that Illumina, Inc. (the "Company") include your shareholder proposal (the "Proposal") in the Company's proxy materials for its 2015 annual meeting of shareholders (the "Annual Meeting").

Based on a review of our records and of the information provided by you, we have been unable to conclude that the Proposal meets the minimum ownership requirements of Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy materials. The purpose of this notice is to bring these deficiencies to your attention and to provide you with an opportunity to correct them. The failure to correct these deficiencies within 14 days following your receipt of this letter will entitle the Company to exclude the Proposal from its proxy materials for the Annual Meeting.

In order to be eligible to include a proposal in the proxy materials for the Annual Meeting, Rule 14a-8 requires that a shareholder have continuously held at least $2,000 in market value or 1% of the Company's common stock for at least one year as of the date that the proposal is submitted. In addition, a shareholder must continue to hold those securities through the date of the meeting and must so indicate to the Company.

Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. You have not provided this required information to us.

To remedy this deficiency, you must submit proof of your ownership of the minimum amount of Company securities required by Rule 14a-8(b) as of the date that you submitted the Proposal. As explained in Rule 14a-8(b), proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held the shares for at least one year. An account statement from your broker or bank will not satisfy this requirement.

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and (ii) a written statement that you have continuously held the required number of shares for the one-year period as of the date of the statement.

As a reminder, Staff Legal Bulletin No. 14F (SLB 14F), provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a shareholder's broker or bank is not on DTC's participant list, then that shareholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year — one from the shareholders' broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Rule 14a-8 requires you to correct the deficiencies noted above in order to have the Proposal included in the Company's proxy materials for the Annual Meeting. The response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please send any correspondence to Charles Dadswell (Corporate Secretary) at cdadswell@illumina.com.

If you adequately correct the problem within the required time frame, the Company will then address the substance of your proposal. Even if you provide timely and adequate proof of ownership, the Company reserves the right to raise any substantive objections it has to your proposal at a later date.

Sincerely,



Charles E. Dadswell
Senior Vice President, General Counsel and Secretary

<u>Exhibit C</u>

Email sent by the Company to Proponent

Gumbs, Keir

From:	Davies, Scott <sdavies@illumina.com>
Sent:	Tuesday, December 09, 2014 5:42 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	Stockholder Proposal
Attachments:	2014.12.09ShareholderRule14a-8.pdf

Messrs. McRitchie and Chevedden,

Please see attached correspondence regarding your stockholder proposal.

Scott M. Davies
Sr Director, Legal – Corporate and Commercial
Illumina
Website: www.illumina.com
Work: 858.882.6813
Mobile: 858.345.7883
Fax: 858.202.4599

Exhibit D

Certified Mail Return Receipt

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

COMPLETE THIS SECTION ON DELIVERY

A. Signature

X J. McR

☐ Agent
☑ Addressee

B. Received by (*Printed Name)*
J. McRitchie

C. Date of Delivery
12/6/14

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☐ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label)

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE

CA 957

15 DEC '14



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Illumina, Inc
Attn: Charles Dadswell
5200 Illumina Way
San Diego, CA 92122-4616

